SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2007

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2007, incorporated by reference herein:

Exhibit

99.1   Release dated August 31, 2007, entitled "PROVISIONAL CONDENSED ANNUAL FINANCIAL STATEMENTS AND REPORT TO SHAREHOLDERS FOR THE QUARTER AND YEAR ENDED 30 JUNE 2007."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 31, 2007

By: /s/ Themba Gwebu
   Name: Themba Gwebu
   Title: Company Secretary

DRDGOLD LIMITED

PROVISIONAL CONDENSED ANNUAL FINANCIAL STATEMENTS AND REPORT TO SHAREHOLDERS FOR THE QUARTER AND YEAR ENDED **30 JUNE 2007**

2007 FINANCIAL YEAR

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
("DRDGOLD" or "the company")

GROUP RESULTS

KEY FEATURES

- Disposal by Emperor of its 20% interest in the Porgera JV completed 17 August
- DRDGOLD SA gold production increases by 7% for the quarter
- DRDGOLD SA attributable resource increases by 33% to 53.9 million ounces
- DRDGOLD SA posts a net profit of R55 million for the year
- Formation of an East Rand gold tailings treatment joint venture with Mintails SA

REVIEW OF OPERATIONS

Group		**Quarter Jun 2007**	Quarter Mar 2007	% Change	Quarter Jun 2006	**12 months to 30 Jun 2007**	12 months to 30 Jun 2006
Attributable gold production*							
Australasian operations	oz	**10 562**	28 008	(62)	39 623	**115 751**	183 028
	kg	**329**	871	(62)	1 232	**3 599**	5 694
Discontinued operations	oz	**–**	429	(100)	2 053	**26 910**	28 397
	kg	**–**	13	(100)	64	**836**	884
South African operations	oz	**80 505**	75 330	7	90 181	**334 496**	315 976
	kg	**2 504**	2 343	7	2 805	**10 404**	9 828
Group	oz	**91 067**	103 767	(12)	131 857	**477 157**	527 401
	kg	**2 833**	3 227	(12)	4 101	**14 839**	16 406
Cash operating costs							
Australasian operations	US$ per oz	**906**	707	(28)	357	**610**	365
	ZAR per kg	**206 775**	164 963	(25)	74 314	**141 911**	75 435
Discontinued operations	US$ per oz	**–**	–	–	515	**795**	515
	ZAR per kg	**–**	–	–	112 281	**189 986**	112 281
South African operations	US$ per oz	**587**	572	(3)	507	**540**	480
	ZAR per kg	**134 456**	133 492	(1)	105 117	**125 217**	99 301
Group	US$ per oz	**624**	606	(3)	463	**571**	435
	ZAR per kg	**144 176**	141 449	(2)	95 975	**132 915**	89 904
Gold price received	US$ per oz	**681**	663	3	618	**643**	531
	ZAR per kg	**155 198**	154 629	–	127 902	**149 133**	109 721
Capital expenditure	US$ million	**8.3**	9.0	8	14.8	**43.0**	39.1
	ZAR million	**58.6**	65.9	11	95.2	**310.6**	251.2

* Emperor Mines Limited ("Emperor") consolidated from 6 April 2006 (previously 39.52% attributable) and Crown Gold Recoveries (Pty) Limited ("CGR") which included East Rand Proprietary Mines Limited ("ERPM") consolidated 100% from 1 December 2005 (previously 40% attributable).

STOCK

Issued capital
370 341 981 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 596 755

Stock traded	JSE	NASDAQ
Average volume for the quarter per day ('000)	934	3 220
% of issued stock traded (annualised)	66	227
Price • High	R6.67	US$0.94
• Low	R4.45	US$0.65
• Close	R5.25	US$0.73

FORWARD-LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2006, which we filed with the United States Securities and Exchange Commission on 22 December 2006 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW

Dear shareholder

Safety

With sadness I report the death of two DRDGOLD South African Operations ("DRDGOLD SA") employees. Siyakudumisa Qwetsha, a winch driver at ERPM, died in a work-related incident and Mojalefa Semano was fatally injured when a fall of ground occurred at Blyvoor during the quarter under review. Six DRDGOLD SA employees died in work-related incidents during the 2007 financial year compared with five in 2006. This left the company's Fatal Injury Frequency Rate("FIFR") in 2007 virtually unchanged at 0.21, an unacceptable performance given our drive to achieve zero fatalities. While DRDGOLD SA's Disabling Injury Frequency Rate ("DIFR") for the year declined marginally from 10.81 to 10.46, its Reportable Injury Frequency Rate ("RIFR") rose from 3.81 to 4.75. At an operational level, Blyvoor is worthy of singling out in terms of safety performance during 2007. The mine has received the Minister of Minerals and Energy's Safety Flag award for mines in the ultra-deep gold and platinum category and won the West Rand Mine Managers' Association Inter-mine Safety Competition for the ninth consecutive year with a RIFR of 3.87.

A range of initiatives are in place to improve safety performance at all of DRDGOLD SA's operations and I hope to have more positive news to report on a quarterly basis during the 2008 financial year.

Specific safety reforms at Tolukuma continued during the quarter, with priority given to ensuring safer operating conditions and encouraging safer behaviour by individual employees. In respect of operating conditions, particular attention was given to addressing inadequate and/or high-risk physical conditions by making improvements to ventilation (ventilation capacity increased by 300% during the year) and electrical infrastructure. Management have also introduced improvements to hazard and incident identification and reporting protocols, through the introduction of a formal hazard alert programme, and the implementation of an Incident Investigation system. Both of these initiatives include mechanisms to track actions and outcomes arising from the identification of hazards or other safety risks.

Production

Group gold production for the quarter was 12% lower at 91 067oz, reflecting a 62% drop in Australasian gold production to 10 562oz – a result of the disposal of both the Vatukoula mine in Fiji and the 20% stake in the Porgera Joint Venture ("JV") in Papua New Guinea ("PNG"). Most encouragingly, however, the South African operations increased gold production by 7% to 80 505oz, a consequence of both a return to planned underground production levels at Blyvoor and improved surface production at ERPM.

Group gold production for the year was 10% lower at 477 157oz due to a 33% decline in Australasian gold production resulting both from previously reported operating difficulties at the Australasian operations and the subsequent disposal of Vatukoula and the Porgera JV stake. South African gold production increased by 6%, reflecting progress in our strategy to stabilise operating performance generally.

Reserves and Resources as at 30 June 2007

DRDGOLD's attributable Mineral Resource increased by 14% to 54.2 million ounces and its Ore Reserve decreased by 29% to 6.3 million ounces.

DRDGOLD's attributable Mineral Resource from its South African operations increased by 33% to 53.9 million ounces, of which 6.2 million ounces resulted from the granting of the ERPM Extension 2 prospecting right and 12.4 million ounces related to ERPM's Southern Lease area.

Despite an 11% lower stake in DRDGOLD SA, DRDGOLD's attributable Ore Reserve from its South African operations decreased by only 0.480 million ounces to 6.2 million ounces.

DRDGOLD's attributable Mineral Resource from its Australasian operations decreased by 95%, from 7.0 million ounces to 0.322 million ounces. This decrease was primarily as a result of the disposals of Porgera and the Vatukoula mine.

DRDGOLD's attributable Ore Reserve from its Australasian operations also decreased by 95%, from 2.151 million ounces to 0.108 million ounces, as a result of the disposal of Porgera and the Vatukoula mine.

Financial

Group revenue from continuing operations for the quarter was 13% lower at R449.6 million. While revenue from the South African operations increased by 7% to R381.8 million, revenue from the Australasian operations declined by 56% to R69.5 million. After accounting for Group cash operating costs, which were 11% lower at R404.7 million, Group cash operating profit was 23% lower at R44.9 million. While the South African operations recorded a 4% increase in cash operating profit to R45.1 million, the Australasian operations incurred a loss of R2.4 million compared with the previous quarter's profit of R15.1 million mainly as the result of the sale of the stake in the Porgera JV.

Group revenue from continuing operations for the year was 32% higher at R2 087.7 million but after deducting cash operating costs, which was 41% higher at R1 813.5 million, Group cash operating profit from continuing operations was 8% lower at R274.2 million.

DRDGOLD SA recorded a net profit of R55 million for the year compared to the previous year's net loss of R30 million, while Emperor's net loss for the year was R1 344 million after accounting for the net loss of R1 022 million from the discontinued Vatukoula mine.

Corporate developments

The quarter and the year under review, together with the period immediately after year-end, have all been eventful. At the time of writing, the balance sheet restructuring of Emperor, in which DRDGOLD indirectly holds a 78.72% interest, had been substantially completed. Key elements of this were the afore-mentioned disposal of Vatukoula and the Porgera JV stake.

In South Africa, two exciting joint ventures with Mintails SA (Pty) Limited ("Mintails SA") were announced – one relating to underground exploration for gold and uranium on the West Rand and the other to surface retreatment for the recovery of gold on the East Rand, the focus being incorporation of key elements of the Ergo surface retreatment operation, previously owned by AngloGold Ashanti Limited.

Looking ahead

Notwithstanding various setbacks previously reported, the South African operations are starting to show signs of responsiveness to the stabilisation strategy being applied. Continuing progress on this front –

together with positive development in respect of both brownfields reserve and resource growth and the JVs with Mintails SA – holds promise of a sound platform for further growth in South Africa. A consequence of the Australasian restructuring will be the repatriation to South Africa of significant funds in the form of a capital distribution and loan repayments from the Porgera JV disposal proceeds. This – together with no prospect of further lending to Emperor – will greatly strengthen the DRDGOLD balance sheet going forward, providing impetus for the afore-mentioned anticipated growth in South Africa.

JOHN SAYERS
Chief Executive Officer

31 August 2007



KPMG's unmodified review report on the condensed consolidated International Financial Reporting Standards ("IFRS") financial statements contained in this announcement is available for inspection at the company's registered office.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Quarter Jun 2007 Rm Unreviewed	Quarter Mar 2007 Rm Unreviewed	Quarter Jun 2006 Rm Unreviewed	Notes	**12 months to 30 Jun 2007 Rm Reviewed**	12 months to 30 Jun 2006 Rm Reviewed
Continuing operations						
Gold and silver revenue	**449.6**	514.9	509.7		**2 087.7**	1 583.4
Cash operating costs	**(404.7)**	(456.4)	(386.4)		**(1 813.5)**	(1 285.0)
Cash operating profit	**44.9**	58.5	123.3		**274.2**	298.4
Administration and general other costs	**(36.8)**	(45.0)	(16.8)		**(197.8)**	(129.8)
Share-based payments	**(9.8)**	(2.0)	(6.5)		**(12.7)**	(13.3)
Exploration costs	**(3.6)**	(4.9)	(5.9)		**(15.6)**	(16.5)
Care and maintenance costs	**(2.5)**	(3.2)	(1.2)		**(10.6)**	(9.2)
(Loss)/profit from operations	**(7.8)**	3.4	92.9		**37.5**	129.6
Retrenchment costs	**(4.1)**	(0.8)	–		**(4.9)**	(1.0)
Investment income	**7.1**	19.5	(45.7)		**31.9**	(49.9)
Finance expense	**(22.8)**	(13.2)	(9.6)		**(75.4)**	(42.6)
Net operating (loss)/profit	**(27.6)**	8.9	37.6		**(10.9)**	36.1
Rehabilitation	**(10.7)**	(3.1)	(23.7)		**(20.0)**	(39.0)
Depreciation	**(10.5)**	(37.0)	(22.1)		**(133.5)**	(143.4)
(Loss)/profit on financial instruments	**(14.0)**	1.3	22.9		**(23.3)**	8.4
Movement in gold in process	**1.3**	(15.8)	(9.1)		**38.6**	(3.8)
(Loss)/profit before taxation	**(61.5)**	(45.7)	5.6		**(149.1)**	(141.7)
Taxation	**(11.0)**	(0.2)	(16.2)		**(5.5)**	(15.8)
Deferred taxation	**6.7**	1.7	(11.6)		**(0.2)**	(10.2)
Loss after taxation	**(65.8)**	(44.2)	(22.2)		**(154.8)**	(167.7)
Profit on sale of investments	**0.1**	90.6	92.0	2	**82.9**	96.0
Impairments	**(86.4)**	–	68.1	3	**(70.8)**	118.5
Loss from associates	**–**	–	–		**–**	(152.0)
Discontinued operation						
Profit/(loss) for the period from discontinued operation	**10.6**	(44.0)	(2.9)		**(215.2)**	(9.3)
Impairment from discontinued operation	**(20.1)**	(3.9)	–		**(807.1)**	–
Net loss for the period	**(161.6)**	(1.5)	135.0		**(1 165.0)**	(114.5)
Attributable to:						
Minority interest	**(35.6)**	3.5	(0.1)		**(240.5)**	(4.4)
Ordinary shareholders of the company	**(126.0)**	(5.0)	135.1		**(924.5)**	(110.1)
	(161.6)	(1.5)	135.0		**(1 165.0)**	(114.5)
Headline loss per share – cents						
– From continuing operations	**(12.5)**	(11.1)	(8.7)		**(37.0)**	(103.4)
– From total operations	**(10.2)**	(21.2)	(7.8)		**(86.7)**	(104.5)
Basic (loss)/profit per share – cents						
– From continuing operations	**(32.0)**	(11.1)	41.4		**(55.8)**	(34.3)
– From total operations	**(34.2)**	(1.4)	42.3		**(271.2)**	(35.5)
Calculated on the weighted average ordinary shares issued of :	**368 254 618**	345 510 540	319 411 281		**340 928 374**	310 565 826
Diluted headline loss per share – cents	**(10.2)**	(21.2)	(7.8)		**(86.7)**	(104.5)
Diluted basic (loss)/profit per share – cents	**(34.2)**	(1.4)	42.3		**(271.2)**	(35.5)

SEGMENTAL INFORMATION

(Unreviewed)	Quarter Jun 2007				Quarter Mar 2007			
	South Africa Rm	Austral- asia Rm	Discon- tinued Rm	Other Rm	South Africa Rm	Austral- asia Rm	Discon- tinued Rm	Other Rm
Gold and silver revenue	**381.8**	**69.5**	**–**	**(1.7)**	356.2	158.7	7.1	–
Cash operating costs	**(336.7)**	**(71.9)**	**–**	**3.9**	(312.8)	(143.6)	–	–
Cash operating profit/(loss)	**45.1**	**(2.4)**	**–**	**2.2**	43.4	15.1	7.1	–
Administration and general other costs	**(14.0)**	**(16.3)**	**3.6**	**(6.5)**	(8.2)	(23.6)	(21.2)	(13.2)
Share-based payments	**–**	**(8.1)**	**–**	**(1.7)**	–	–	–	(2.0)
Exploration costs	**–**	**(3.6)**	**–**	**–**	–	(4.9)	–	–
Care and maintenance costs	**–**	**–**	**–**	**(2.5)**	–	–	–	(3.2)
Profit/(loss) from operations	**31.1**	**(30.4)**	**3.6**	**(8.5)**	35.2	(13.4)	(14.1)	(18.4)
Retrenchment costs	**–**	**(4.1)**	**(3.2)**	**–**	–	–	6.9	(0.8)
Investment income	**3.0**	**2.5**	**8.4**	**1.6**	3.2	14.6	(6.7)	1.7
Finance expense	**3.8**	**(34.8)**	**(2.4)**	**8.2**	(2.2)	(10.4)	(1.6)	(0.5)
Net operating profit/(loss)	**37.9**	**(66.8)**	**6.4**	**1.3**	36.2	(9.2)	(15.5)	(18.0)
Rehabilitation	**(9.1)**	**–**	**0.4**	**(1.6)**	(2.3)	–	–	(0.8)
Depreciation	**(14.1)**	**0.3**	**(0.6)**	**3.3**	(22.5)	(18.3)	(0.3)	3.9
Profit/(loss) on financial instruments	**(9.2)**	**(5.5)**	**2.7**	**0.7**	–	1.4	(22.3)	(0.1)
Movement in gold in process	**2.5**	**(1.2)**	**(0.3)**	**–**	(1.0)	(14.8)	(5.9)	0.0
Profit/(loss) before taxation	**8.0**	**(73.2)**	**8.6**	**3.7**	10.4	(40.9)	(44.0)	(15.0)
Taxation	**(0.2)**	**(10.8)**	**2.0**	**–**	(0.2)	–	(0.1)	–
Deferred taxation	**–**	**6.7**	**–**	**–**	–	1.7	–	–
Profit/(loss) after taxation	**7.8**	**(77.3)**	**10.6**	**3.7**	10.2	(39.2)	(44.1)	(15.0)

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 Jun 2007 Rm Reviewed	As at 31 Mar 2007 Rm Unreviewed	As at 30 Jun 2006 Rm Reviewed	As at 30 Jun 2007 Rm Pro forma*
Assets					
Property, plant and equipment		**649.8**	704.6	1 850.6	**649.8**
Investments		**59.7**	62.0	38.9	**59.7**
Environmental trust funds		**75.8**	71.1	60.4	**75.8**
Other non-current assets		**–**	–	219.3	**–**
Current assets		**1 161.9**	1 170.4	835.6	**1 141.9**
Inventories		**108.7**	99.6	208.7	**108.7**
Accounts receivable		**65.0**	66.5	102.1	**65.0**
Financial assets	4	**6.0**	10.7	20.8	**6.0**
Cash and cash equivalents		**135.3**	108.3	489.0	**947.2**
Assets classified as held for sale	8	**846.9**	885.3	15.0	**15.0**
		1 947.2	2 008.1	3 004.8	**1 927.2**
Equity and liabilities					
Equity		**143.5**	239.8	1 015.3	**1 106.5**
Shareholders' equity		**141.2**	204.9	782.2	**953.1**
Minority shareholders' interest		**2.3**	34.9	233.1	**153.4**
Long-term borrowings	5	**49.1**	130.2	403.0	**49.1**
Post-retirement and other employee benefits		**26.0**	21.6	24.4	**26.0**
Provision for environmental rehabilitation		**282.6**	276.0	322.3	**282.6**
Deferred mining and income taxes		**104.3**	101.6	92.0	**104.3**
Current liabilities		**1 341.7**	1 238.9	1 147.8	**358.7**
Accounts payable and accrued liabilities		**422.2**	346.2	407.5	**329.5**
Financial liabilities	6	**–**	240.9	183.4	**–**
Current portion of long-term borrowings	5	**790.3**	530.6	556.9	**29.2**
Liabilities classified as held for sale	8	**129.2**	121.2	–	**–**
		1 947.2	2 008.1	3 004.8	**1 927.2**

*Unaudited pro forma consolidated balance sheet as at 30 June 2007 showing the effects of the disposal by Emperor of its indirect 20% interest in the Porgera, JV, the repayment of debt and capital distribution to the Emperor shareholders.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Quarter Jun 2007 Rm Unreviewed	Quarter Mar 2007 Rm Unreviewed	Quarter Jun 2006 Rm Unreviewed	12 months to 30 Jun 2007 Rm Reviewed	12 months to 30 Jun 2006 Rm Reviewed
Balance at the beginning of the period	**239.8**	109.5	612.2	**1 015.3**	483.1
Share capital issued	**54.7**	142.5	35.5	**320.4**	209.8
– for acquisition finance and cash	**44.9**	141.4	27.9	**314.5**	199.9
– for share options exercised	**–**	–	2.4	**1.0**	3.5
– increase in share–based payment reserve	**9.8**	2.0	6.5	**12.7**	13.3
– for costs	**–**	(0.9)	(1.3)	**(7.8)**	(6.9)
Net (loss)/profit attributed to ordinary shareholders	**(126.0)**	(5.0)	135.1	**(924.5)**	(110.1)
Net (loss)/profit attributed to minority shareholders	**(35.6)**	3.5	(0.1)	**(240.5)**	(4.4)
Increase in minorities	**–**	–	218.6	**18.5**	231.7
Currency translation adjustments and other	**10.6**	(10.7)	14.0	**(45.7)**	205.2
Balance as at the end of the period	**143.5**	239.8	1 015.3	**143.5**	1 015.3
Reconciliation of headline loss					
Net loss	**(126.0)**	(5.0)	135.1	**(924.5)**	(110.1)
Adjusted for:					
– Impairments	**86.4**	–	(68.1)	**70.8**	(118.5)
– Impairment from discontinued operation	**20.2**	3.9	–	**807.2**	–
– Minority share of impairment	**(13.8)**	–	–	**(13.8)**	–
– Minority share of impairment from discontinued operation	**(4.3)**	(0.8)	–	**(171.7)**	–
– Minority share of profit on sale of Vatukuala	**(0.1)**	19.3	–	**19.2**	–
– Profit on sale of assets	**(0.1)**	(90.6)	(92.0)	**(82.9)**	(96.0)
Headline loss	**(37.7)**	(73.2)	(25.0)	**(295.7)**	(324.6)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Quarter Jun 2007 Rm Unreviewed	Quarter Mar 2007 Rm Unreviewed	Quarter Jun 2006 Rm Unreviewed	12 months to 30 Jun 2007 Rm Reviewed	12 months to 30 Jun 2006 Rm Reviewed
Net cash (out)/inflow from operations	**(36.1)**	(15.8)	19.0	**(147.6)**	(13.2)
Working capital changes	**173.2**	(64.5)	(89.7)	**237.1**	(136.6)
Net cash outflow from investing activities	**(61.0)**	(73.2)	(95.2)	**(312.1)**	(232.7)
Net cash (out)/inflow from financing activities	**(3.7)**	113.5	512.5	**(55.2)**	538.7
Increase/(decrease) in cash and cash equivalents	**72.4**	(40.0)	346.6	**(277.8)**	156.2
Translation adjustment	**(61.2)**	(2.2)	9.4	**(73.5)**	91.6
Opening cash and cash equivalents	**126.5**	168.7	133.0	**489.0**	241.2
Closing cash and cash equivalents	**137.7**	126.5	489.0	**137.7**	489.0
Cash classified as assets held for sale included in the closing balance	**2.4**	18.2		**2.4**	
Reconciliation of net cash outflow from operations					
Net operating (loss)/profit	**(27.6)**	8.9	37.6	**(10.9)**	36.1
Net operating profit/(loss) from discontinued operations	**6.4**	(15.5)	(30.7)	**(111.5)**	(30.7)
	(21.2)	(6.6)	6.9	**(122.4)**	5.4
Adjusted for:					
Interest provision on convertible bond	**–**	–	7.3	**–**	28.5
Amortisation of convertible cost	**0.8**	–	4.3	**4.3**	9.9
Financial instruments	**2.8**	21.0	46.9	**51.7**	(3.7)
Unrealised foreign exchange (gain)/loss	**(6.1)**	(7.9)	(15.3)	**(7.4)**	19.6
Growth in Environmental Trust Funds	**(2.8)**	(2.2)	(1.5)	**(8.1)**	(5.6)
Other non-cash items	**3.3**	1.3	6.5	**44.8**	13.3
Interest paid	**0.5**	(20.2)	(14.4)	**(76.2)**	(50.7)
Taxation paid	**(13.4)**	(1.2)	(21.7)	**(34.3)**	(29.9)
Net cash (out)/inflow from operations	**(36.1)**	(15.8)	19.0	**(147.6)**	(13.2)

NOTES REGARDING FINANCIAL INFORMATION

Note 1 – Summary of significant accounting policies
Basis of preparation

These provisional condensed annual financial statements for the year ended 30 June 2007 have been prepared in accordance with IFRS.

The principal accounting policies adopted in the preparation of the condensed annual financial statements have been consistently applied to all years presented, unless otherwise stated.

	2007 Rm	2006 Rm
Note 2 – Profit on sale of investments		
Profit on sale of investments	**82.9**	6.5
Profit on reduction of interest in Emperor from 88.3% to 78.72%	**–**	89.5
	82.9	96.0
Note 3 – Impairments		
Loans	**(6.0)**	(23.6)
Impairment of assets and investments	**(64.8)**	–
Reversal of assets and investment in Emperor	**–**	74.4
Reversal of prior year impairment on investments	**–**	67.7
	(70.8)	118.5
Note 4 – Derivative instruments		
Gold call options at fair value	**6.0**	20.8
The current asset represents the positive mark-to-market on gold call options		
Note 5 – Long-term liabilities		
ANZ Banking Group Limited – Emperor loan*	**759.0**	407.2
Industrial Development Corporation of South Africa Limited*	**1.4**	19.4
Investec Bank (Mauritius) Limited*	**27.8**	–
Convertible loan notes	**–**	490.1
Lease and other	**51.2**	43.2
	839.4	959.9
Less payable within one year shown under current liabilities	**(790.3)**	(556.9)
	49.1	403.0

These long-term liabilities have subsequently been repaid.

Note 6 – Financial liability		
Gold forward contracts	**–**	183.4

Note 7 – Contingencies

The Internal Revenue Commission ("IRC") of PNG has issued tax assessments to Tolukuma Gold Mines Limited ("TGM") for the years 1996 to 2004 in which they have reduced the amount of allowable capital expenditure claimed in respect of these years with a resulting increase in potential tax payable of R16.5 million (PGK6.8 million). TGM has lodged an objection with the IRC in relation to this matter on the grounds that the TGM mine life based on reserves and annual production was in accordance with claims in the tax return. The IRC have allowed the company to defer payment of the assessment until such time as the matter is resolved. No provisions have been recorded in respect of this item in the financial statements as presented in the June 2007 provisional condensed financial statements.

On 13 March 2007, the PNG press published claims by a Dr Kotapu that he had undertaken a study amongst the downstream communities that proved Tolukuma tailings discharge is polluting the river and poisoning local communities. Dr Kotapu claimed that the work had been undertaken under the auspices of two Australian health authorities. Subsequently, it has been confirmed that no Government departments or health authorities, either in PNG or Australia, were involved with Dr Kotapu's alleged work and to date no report has been published by Dr Kotapu.

TGM continues to work with local and international stakeholders on environmental practices, and to communicate with key regulatory and law enforcement bodies about Dr Kotapu and his claims.

Note 8 – Subsequent events

The sale of Emperor's 20% interest in the Porgera Joint Venture to Barrick Gold Corporation was approved by DRDGOLD shareholders and Emperor shareholders at the Extraordinary General Meetings held on 27 July and 30 July 2007 respectively, including the approval of a A$0.05 cents per share capital distribution by Emperor.

The transaction was completed on 17 August 2007 and subsequently all Emperor debt repaid on 20 August 2007 including the amount of US$25.8 million paid to DRDGOLD on inter-company loans.

An unaudited pro forma consolidated balance sheet as at 30 June 2007 has been prepared showing the effects of the disposal by Emperor of its indirect 20% interest in the Porgera JV, the repayment of debt and capital distribution to the Emperor shareholders.

KEY OPERATING AND FINANCIAL RESULTS (UNREVIEWED)

South African operations

Blyvoor		Quarter Jun 2007	Quarter Mar 2007	% Change	Quarter Jun 2006	12 months to 30 Jun 2007	12 months to 30 Jun 2006
Ore milled							
Underground	t'000	184	141	30	178	690	674
Surface	t'000	932	900	4	920	3 694	3 634
Total	t'000	1 116	1 041	7	1 098	4 384	4 308
Yield							
Underground	g/t	4.74	4.97	(5)	5.26	4.98	5.55
Surface	g/t	0.34	0.38	(11)	0.33	0.34	0.34
Total	g/t	1.07	1.00	6	1.13	1.07	1.15
Gold produced							
Underground	oz	28 036	22 538	24	30 124	110 471	120 178
	kg	872	701	24	937	3 436	3 738
Surface	oz	10 255	11 092	(8)	9 806	40 798	39 515
	kg	319	345	(8)	305	1 269	1 229
Total	oz	38 291	33 630	14	39 930	151 269	159 693
	kg	1 191	1 046	14	1 242	4 705	4 967
Cash operating costs							
Underground	US$ per oz	665	714	7	607	642	551
	ZAR per kg	152 290	166 572	9	126 037	149 114	113 789
	ZAR per tonne	722	828	13	663	743	631
Surface	US$ per oz	283	265	(7)	276	287	248
	ZAR per kg	64 627	61 855	(4)	57 289	66 693	51 245
	ZAR per tonne	22	24	8	19	23	17
Total	US$ per oz	563	566	1	526	547	476
	ZAR per kg	128 810	132 033	2	109 155	126 884	98 314
	ZAR per tonne	137	133	(3)	123	136	113
Cash operating profit	US$ million	3.9	2.9	34	4.4	13.5	7.9
	ZAR million	28.3	20.9	35	28.5	97.6	50.5
Capital expenditure (net)	US$ million	2.5	2.0	(25)	2.2	9.5	8.8
	ZAR million	17.7	14.8	(20)	14.3	68.5	56.8

Total gold production increased by 14% to 38 291oz, reflecting a 24% rise in underground gold production to 28 036oz. Surface gold production was 8% lower at 10 255oz.

Higher gold production from underground showed recovery from the combined negative effects of the illegal strike action, underground fire and shaft damage in previous quarters and a return to the higher volume/lower grade mine plan. While the average yield was 5% lower at 4.74g/t, throughput was 30% higher at 184 000t.

Lower surface gold production reflected an anticipated 11% decline in average yield as material recovery progressed through a lower-grade area of the reserve. Volume was 4% higher at 932 000t.

Total cash operating costs were 1% lower at US$563/oz, reflecting a 7% decline in underground cash operating costs to US$665/oz. Surface cash operating costs rose by 7% to US$283/oz. Cash operating profit increased by 34% to US$3.9 million, reflecting both the increase in total gold production and lower total cash operating costs.

The Way Ahead Project ("WAP"), involving the accessing of No 2 Sub-shaft reserves from levels 27 to 35 of No 5 Shaft, continues, with raiseboring between levels 27 and 31 scheduled to begin during the current quarter. Some R3.6 million in capital was spent during the quarter under review on opening up, development, equipment and materials.

Encouraging results were obtained from a drilling programme to define the uranium ("U_3O_8") resource in Blyvoor's slimes dam material. RSG Global (Pty) Limited has been appointed both to audit these results in order to declare a uranium, gold and sulphur surface resource conforming to the SAMREC code, and to define an underground uranium resource.

Crown Consolidated from 1 Dec 2005 (Previously 40% attributable)		Quarter Jun 2007	Quarter Mar 2007	% Change	Quarter Jun 2006	12 months to 30 Jun 2007	12 months to 30 Jun 2006
Ore milled	t'000	2 107	2 011	5	2 070	8 405	6 165
Yield	g/t	0.33	0.36	(8)	0.36	0.38	0.38
Gold produced	oz	22 667	23 180	(2)	23 823	103 011	75 959
	kg	705	721	(2)	741	3 204	2 362
Cash operating costs	US$ per oz	507	491	(3)	489	450	432
	ZAR per kg	116 026	114 423	(1)	101 456	104 442	89 329
	ZAR per tonne	39	41	5	36	40	35
Cash operating profit#	US$ million	3.6	3.8	(5)	3.5	19.1	9.4
	ZAR million	25.6	27.5	(7)	22.6	138.2	60.4
Capital expenditure (net)#	US$ million	1.5	1.2	(25)	1.6	4.2	4.9
	ZAR million	10.1	9.0	(12)	10.6	30.0	31.6

 # Represents total operation

Gold production was 2% lower at 22 667oz. While throughput rose by 5% to 2 107 000t, the average yield was 8% lower at 0.33g/t, reflecting the mining out of high-grade sand reserves.

Cash operating costs increased by 3% to US$507/oz. Cash operating profit was 5% lower at US$3.6 million due to both lower gold production and higher costs.

During the quarter, reclamation of the 7.64 million tonne 3L2 slimes dam began. Treatment through the Crown plant is scheduled to continue for 24 months at a rate of 270 000t a month, recovering an estimated 115 000oz of gold. A decision on the company's application to the Department of Minerals and Energy ("DME") for a licence to mine the Top Star dump south of Johannesburg's CBD is awaited.

ERPM Consolidated from 1 Dec 2005 (Previously 40% attributable)		Quarter Jun 2007	Quarter Mar 2007	% Change	Quarter Jun 2006	12 months to 30 Jun 2007	12 months to 30 Jun 2006
Ore milled							
Underground	t'000	68	61	11	77	269	225
Surface	t'000	500	430	16	474	1 753	1 598
Total	t'000	568	491	16	551	2 022	1 823
Yield							
Underground	g/t	5.68	6.52	(13)	8.17	6.71	8.29
Surface	g/t	0.44	0.41	7	0.41	0.39	0.40
Total	g/t	1.07	1.17	(9)	1.49	1.23	1.37
Gold produced							
Underground	oz	12 410	12 796	(3)	20 223	58 063	59 999
	kg	386	398	(3)	629	1 806	1 866
Surface	oz	7 137	5 724	25	6 205	22 153	20 325
	kg	222	178	25	193	689	633
Total	oz	19 547	18 520	6	26 428	80 216	80 324
	kg	608	576	6	822	2 495	2 499
Cash operating costs							
Underground	US$ per oz	840	711	(18)	479	654	461
	ZAR per kg	192 358	165 952	(16)	99 514	151 816	95 293
	ZAR per tonne	1 092	1 083	(1)	813	1 019	785
Surface	US$ per oz	535	629	15	537	606	499
	ZAR per kg	122 599	146 725	16	111 451	140 719	103 109
	ZAR per tonne	55	61	10	45	55	41
Total	US$ per oz	728	686	(6)	493	641	471
	ZAR per kg	166 887	160 010	(4)	102 316	148 751	97 289
	ZAR per tonne	179	188	5	153	184	134
Cash operating (loss)/profit#	US$ million	(1.2)	(0.7)	(71)	3.7	(0.5)	5.8
	ZAR million	(8.8)	(5.0)	(76)	23.6	(3.8)	37.0
Capital expenditure (net)#	US$ million	2.0	1.3	(54)	0.7	5.6	2.1
	ZAR million	14.5	9.5	(53)	4.8	40.6	13.7

 # Represents total operation

Total gold production was 6% higher at 19 547oz. While underground gold was 3% lower at 12 410oz, surface gold increased by 25% to 7 137oz.

Underground throughput rose by 11% to 68 000t, reflecting better productivity levels resulting from both improved ventilation and compressed air supply to the eastern longwall area. Faulting below 70 level continued to compromise volume and yield however, the latter declining by 13% to 5.68g/t. As reported previously, this situation is expected to continue for up to nine months, while the faulting is negotiated.

Higher surface gold production reflected both a 16% increase in throughput to 500 000t – a result of upgrades to pumps, pipelines and other infrastructure – and a 7% rise in yield to 0.44g/t.

Total cash operating costs were 6% higher at US$728/oz due to an 18% increase in underground cash operating costs to US$840/oz. Surface cash operating costs, however, were 15% lower at US$535/oz. The total cash operating loss increased from US$0.7 million to US$1.2 million.

The plugging project to isolate the mine's Far East Vertical Shaft from water rising in the Central Witwatersrand Basin is scheduled for completion in October. A pumping upgrade to cope with water inflow from the Hercules Basin continues. Pumping at a rate of 60 megalitres a day is scheduled to begin in September, with the pumped water earmarked for use by the Crown retreatment operation. The mine has re-applied to the Government for a pumping subsidy to help offset monthly pumping costs of R1.8 million.

During the quarter, the mine reported a 150% increase in total resources, arising primarily from the addition of 16.74 million inferred resource ounces at an average grade of 5.54 grams per ton in ERPM's southern lease area and 8.32 million inferred resource ounces at an average grade of 9.06g/t in the ERPM Extension 2 area (contiguous to the ERPM Extension 1 prospecting right).

Australasian operations

Tolukuma		Quarter Jun 2007	Quarter Mar 2007	% Change	Quarter Jun 2006	12 months to 30 Jun 2007	12 months to 30 Jun 2006
Ore milled	t'000	49	48	2	45	185	193
Yield	g/t	6.71	6.15	9	8.58	7.43	8.83
Gold produced	oz	10 561	9 483	11	12 408	44 181	54 790
	kg	329	295	11	386	1 374	1 704
Cash operating costs	US$ per oz	906	922	2	761	868	564
	ZAR per kg	206 775	215 146	4	157 850	201 582	116 650
	ZAR per tonne	1 388	1 322	(5)	1 354	1 497	1 030
Cash operating loss	US$ million	(2.4)	(0.8)	(200)	(0.3)	(7.3)	(0.7)
	ZAR million	(17.3)	(6.1)	(184)	(1.9)	(52.5)	(4.6)
Capital expenditure (net)	US$ million	1.6	1.3	(23)	0.6	6.5	4.3
	ZAR million	11.0	9.5	(16)	3.8	46.6	27.3

Total production for the quarter was 49 000t milled at a recovered grade of 6.71g/t which produced 10 561oz. This represents an 11% increase in gold produced over the previous quarter, due largely to a 9% increase in yield despite a strike by employees in April which resulted in five days lost production.

The major impediment to production throughout the year was the inability of the underground mine to deliver sufficient quantities of high grade ore to maintain mill capacity. This was due to the strong safety standards implemented at the mine with the suspension of Gulbadi and then to the cash flow and inventory crisis, which occurred from December to May. As a result of this, much of the mill feed for the year was sourced from low grade surface stockpiles.

KEY OPERATING AND FINANCIAL RESULTS (UNREVIEWED)

Porgera (20% share of JV)		Quarter Jun 2007	Quarter Mar 2007	% Change	Quarter Jun 2006	12 months to 30 Jun 2007	12 months to 30 Jun 2006
Ore milled	t'000	–	214	(100)	305	714	1 097
Yield	g/t	–	2.69	(100)	2.77	3.12	3.64
Gold produced	oz	–	18 525	(100)	27 215	71 570	128 238
	kg	–	576	(100)	846	2 225	3 990
Cash operating costs	US$ per oz	–	597	100	173	450	280
	ZAR per kg	–	139 262	100	36 200	105 063	57 833
	ZAR per tonne	–	375	100	100	327	210
Cash operating profit	US$ million	2.5	2.9	(14)	11.7	13.2	29.2
	ZAR million	16.2	21.2	(24)	75.5	93.8	188.0
Capital expenditure (net)	US$ million	0.7	3.1	77	5.8	8.3	17.0
	ZAR million	4.4	22.3	80	37.6	59.6	109.3

In April 2007, Emperor announced the sale of its 20% interest in the Porgera JV to Barrick Gold Corporation. Total consideration for the transaction was US$250 million plus an additional adjustment amount, paid in cash. The legal effective date of the transaction was 1 April 2007.

The sale was approved by DRDGOLD shareholders and Emperor shareholders at the general meetings held on 27 July and 30 July 2007 respectively. The transaction was completed on 17 August 2007.

Discontinued operation

Vatukoula ("Old" Emperor) Consolidated from 6 April 2006 (Previously 39.52% attributable)		Quarter Jun 2007	Quarter Mar 2007	% Change	Quarter Jun 2006	12 months to 30 Jun 2007	12 months to 30 Jun 2006
Ore milled	t'000	–	–	–	23	117	161
Yield	g/t	–	–	–	2.78	7.15	5.49
Gold produced	oz	–	429	(100)	2 053	26 910	28 397
	kg	–	13	(100)	64	836	884
Cash operating costs	US$ per oz	–	–	–	515	795	595
	ZAR per kg	–	–	–	112 281	189 986	122 971
	ZAR per tonne	–	–	–	312	1 358	705
Cash operating profit/(loss)#	US$ million	–	1.0	(100)	(2.4)	(4.5)	(9.7)
	ZAR million	–	7.1	(100)	(15.6)	(36.9)	(62.3)
Capital expenditure (net)#	US$ million	–	0.1	100	3.6	9.2	11.1
	ZAR million	–	0.7	100	23.3	66.2	71.1

Replresents total operation

In March 2007, Emperor announced that it had signed an agreement to sell all its Fijian assets, including the Vatukoula Mine, to Westech Gold (Pty) Limited, a private company incorporated in Australia. Under the agreement, Emperor sold 100% of its shares in its Australian subsidiaries (Emperor Finance Limited and Emperor Australia Limited) which in turn own the Fijian assets. The sale was completed on 28 March 2007.

CASH OPERATING COSTS RECONCILIATION

			Australasian Operations		
R000 unless otherwise stated		Tolukuma	Porgera JV (20%)	Continued Operations	Discontinued Vatukoula
Total cash costs	Jun 07 Qtr	79 225	11 181	90 406	(86)
	Mar 07 Qtr	80 021	96 381	176 402	20 208
	12 Mths to Jun 07	321 938	231 889	553 827	234 326
Movement in gold in process	Jun 07 Qtr	5 784	(6 983)	(1 199)	(300)
	Mar 07 Qtr	(8 400)	(6 380)	(14 780)	(5 863)
	12 Mths to Jun 07	4 608	31 099	35 707	(21 380)
Less: exploration, production taxes, rehabilitation and other	Jun 07 Qtr	3 874	(1 201)	2 673	(1 269)
	Mar 07 Qtr	749	6 710	7 459	18 446
	12 Mths to Jun 07	14 907	14 670	29 577	17 801
Less: retrenchment costs	Jun 07 Qtr	999	–	999	3 239
	Mar 07 Qtr	–	–	–	(6 901)
	12 Mths to Jun 07	999	–	999	22 491
Less: corporate and general administration costs	Jun 07 Qtr	12 107	5 399	17 506	(2 356)
	Mar 07 Qtr	7 404	3 076	10 480	2 800
	12 Mths to Jun 07	33 666	14 553	48 219	13 826
Cash operating costs	Jun 07 Qtr	68 029	–	68 029	–
	Mar 07 Qtr	63 468	80 215	143 683	–
	12 Mths to Jun 07	276 974	233 765	510 739	158 828
Gold produced	Jun 07 Qtr	329	–	329	–
	Mar 07 Qtr	295	576	871	13
	12 Mths to Jun 07	1 374	2 225	3 599	836
Total cash operating costs – R/kg	Jun 07 Qtr	206 775	–	206 775	–
	Mar 07 Qtr	215 146	139 262	164 963	–
	12 Mths to Jun 07	201 582	105 063	141 911	189 986
Total cash operating costs – US$/oz	Jun 07 Qtr	906	–	906	–
	Mar 07 Qtr	922	597	707	–
	12 Mths to Jun 07	868	450	610	795

R000 unless otherwise stated		South African Operations			
		Crown	ERPM	Blyvoor	Total Mine Operations
Total cash costs	**Jun 07 Qtr**	**87 473**	**105 645**	**158 442**	**351 560**
	Mar 07 Qtr	90 131	98 670	143 993	332 794
	12 Mths to Jun 07	360 957	393 562	618 156	1 372 675
Movement in gold in process	**Jun 07 Qtr**	**(447)**	**3 982**	**(1 043)**	**2 492**
	Mar 07 Qtr	(416)	(371)	(259)	(1 046)
	12 Mths to Jun 07	(589)	3 760	(296)	2 875
Less: exploration, production taxes, rehabilitation and other	**Jun 07 Qtr**	**(83)**	**2 210**	**1 607**	**3 734**
	Mar 07 Qtr	3 340	2 200	1 457	6 997
	12 Mths to Jun 07	8 843	8 434	5 881	23 158
Less: retrenchment costs	**Jun 07 Qtr**	**–**	**73**	**–**	**73**
	Mar 07 Qtr	–	–	–	–
	12 Mths to Jun 07	–	73	–	73
Less: corporate and general administration costs	**Jun 07 Qtr**	**5 311**	**5 877**	**2 379**	**13 567**
	Mar 07 Qtr	3 876	3 933	4 170	11 979
	12 Mths to Jun 07	16 893	17 681	14 989	49 563
Cash operating costs	**Jun 07 Qtr**	**81 798**	**101 467**	**153 413**	**336 678**
	Mar 07 Qtr	82 499	92 166	138 107	312 772
	12 Mths to Jun 07	334 632	371 134	596 990	1 302 756
Gold produced	**Jun 07 Qtr**	**705**	**608**	**1 191**	**2 504**
	Mar 07 Qtr	721	576	1 046	2 343
	12 Mths to Jun 07	3 204	2 495	4 705	10 404
Total cash operating costs – R/kg	**Jun 07 Qtr**	**116 026**	**166 887**	**128 810**	**134 456**
	Mar 07 Qtr	114 423	160 010	132 033	133 492
	12 Mths to Jun 07	104 442	148 751	126 884	125 217
Total cash operating costs – US$/oz	**Jun 07 Qtr**	**507**	**728**	**563**	**587**
	Mar 07 Qtr	491	686	566	572
	12 Mths to Jun 07	450	641	547	540

EXPLORATION AND DEVELOPMENT

Australasian operations

Papua New Guinea

The company maintains over 5 000km^2 of exploration tenements in PNG. During the quarter the focus of drilling activity was on Tolukuma Mine Extension and near mine targets. Regional exploration was undertaken on ELs 580, 683, 894 and 1327.

Mine Extension

Drilling on the Zine structure from both surface and underground returned a range of positive results. The most encouraging was in hole ZN093 where a bonanza grade intersection was recorded of 1.66m @ 204.08g/t Au and 63.2g/t Ag. This was followed up with a hole ZN094, which intersected the Zine structure approximately 70m above hole ZN093, and 30m below current development drives, and returned 1.66m @ 63.58g/t Au and 257.3g/t Ag.

Drilling is ongoing in the Fundoot South area located just beyond the southern extent of current mining operations, and at the Kagam area located approximately 250m further south than Fundoot.

Near mine

Drilling has been undertaken at the Banana prospect located 300m west of the Toluluma vein near where it swings to the south-east near Gulbadi vein.

Considerable work was undertaken at Saki Prospect during the quarter. Saki is located approximately 3km east of the Tolukuma mine and displays many features comparable with the Tolukuma vein array. All historical data has been compiled, additional stream sediment sampling completed and geological mapping and rock chip sampling completed.

PNG: Regional Programme

A soil sampling programme has been completed at Hoyu Prospect located approximately 10km east of Tolukuma in an area exhibiting extensive 'high sulphidation' style alteration. 158 soil samples, on 7 traverses, were collected over an area of 15 X 5km.

On EL894 geological mapping and rock chip sampling was undertaken to further define the area of confluence of the Tolukuma-Sali-Ijav faults. This area is located approximately 13km south-east of the Tolukuma mine, and 10km south of the Hoyu prospect. Structures consistent with the Tolukuma-Saki-Ijav faults were confirmed on the ground and maximum rock chip assays were 0.6g/t Au and 20g/t Ag.

A three-week programme of mapping and rock chip sampling was compiled at Aikora Prospect on EL1327 located 60km north-east of Tolukuma. 73 samples were collected.

Results have been received from sampling undertaken last quarter on EL1366. Of the 21 samples the highest Au grade was 1.14g/t and separately the highest Ag grade was 69.1g/t.

South Africa

ERPM

Drilling is in progress from 72 H/W Drive East, to confirm geological faulting and contours ahead of mining. The current depth of the hole is 73.4m, with the major fault intersection expected a further 30m ahead.

Drilling on 66 level Drive West intersected a 30m wide dyke, which was 10m earlier than expected. A footwall was intersected on the other side of the dyke, which suggests a down throw associated with the intrusion. This hole is to be surveyed to confirm geological interpretation. If required, a second hole will be drilled to determine displacement.

ERPM Extension 1 (Sallies)

Drilling is currently concentrated within the current mining lease area to define and firm up on geological structures. We are waiting for a response from the DME regarding the permission for the overstoping of the exploration development.

ERPM Extension 2 (Sallies)

A geological report has been produced, which declares an audited Inferred Resource of 28.576 million tons at 9.06g/t (8.32 million oz) declared.

Blyvoor

During the quarter Blyvoor's slimes dams were drilled and sampled for gold, uranium and sulphur. An audited inferred uranium and gold slimes dam resource will be declared during the 2007/08 financial year.

Composite samples taken from the Metallurgical plant run-of-mill, underground feed, and slimes reclamation, returned encouraging U_3O_8 grades, ranging from 0.05 to 0.09kg/tonne.

An exploration drilling programme linked to opening up and development has been scheduled out. Drilling is expected to commence in September 2007, to evaluate the south-west down dip extension of the ore body south of the Boulder Dyke.

DIRECTORS

(*British) (Australian) (***American)**

Executive:	**Non-executives:**	**Company Secretary:**
JWC Sayers (Chief Executive Officer)	J Turk ***	TJ Gwebu

Alternate:	**Independent non-executives:**	
JH Dissel	RP Hume	
	GC Campbell* (Non-Executive Chairman)	
	D Blackmur ** (Senior Non-Executive Director)	

For further information, contact John Sayers at:

Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • website: http://www.drdgold.com

Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa

motiv